EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 www.avino.com

NEWS RELEASE

October 27, 2023

Avino Announces Secondary Offering

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American; GV6: FSE; “Avino” or the “Company”) announces that Coeur Mining, Inc. (“Coeur”) will offer for sale up to 14,000,000 common shares of Avino (the “Common Shares”) currently held by Coeur to eligible investors outside of Canada at the prevailing market price at the time of sale, for gross proceeds to Coeur of approximately US$7.0 million (the “Secondary Offering”).  Avino will not receive any proceeds from the Secondary Offering.

Coeur owns as of today 14,000,000 Common Shares, representing approximately 11.24% of the issued and outstanding Common Shares of Avino (on a non-diluted basis). Upon completion of the Secondary Offering, Coeur’s ownership of Avino’s issued and outstanding Common Shares will be reduced from 11.24% to nil.

The Secondary Offering will be conducted by Coeur through registered agents (the “Agents”) on a “best efforts” basis only in the United States of America and in any other jurisdiction where the Common Shares may be lawfully offered for sale and sold.  No Common Shares will be offered or sold to Canadian purchasers, and there will be no solicitations or advertising activities undertaken in Canada in connection with the Secondary Offering.  The Common Shares will be delivered on such dates as may be agreed upon by the Selling Shareholder and the Agents until all of the Common Shares are sold, although it is anticipated that the Secondary Offering will be completed within the next 90 days.  Coeur may pay to the Agents a cash commission based on the gross proceeds of the Secondary Offering.  Avino has agreed to pay all of the Agents’ reasonable costs and expenses incidental to the Secondary Offering, in accordance with the provisions of the registration rights agreement between Coeur and Avino dated March 21, 2022.

The Prospectus Supplement relating to the Secondary Offering, together with the Base Shelf Prospectus dated April 11, 2023 will be filed with the securities commissions in all of the Provinces of Canada, except Quebec, and Avino’s Form F-10 Registration Statement filed with and declared effective on April 21, 2023 (the “Registration Statement”) by the Securities and Exchange Commission (the “SEC”) in the United States, as amended for the Secondary Offering, will be filed with the SEC (the Prospectus Supplement relating to the Secondary Offering together with the Base Shelf Prospectus dated April 11, 2023, and the Registration Statement, as amended, are collectively, the “Offering Documents”).  The Offering Documents will contain important detailed information about the securities being offered.  Before you invest, you should read the Offering Documents and the other documents the Company has filed for more complete information about the Company and the Offering.  Copies of the Offering Documents will be available for free by visiting the Company’s profiles on the SEDAR+ website maintained by the Canadian Securities Administrators at www.sedarplus.ca or the SEC’s website at www.sec.gov, as applicable.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Avino:

Avino is a silver producer from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver and gold production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property and the strategic acquisition of the La Preciosa property. Avino currently controls mineral resources, as per NI 43-101, that total 368 million silver equivalent ounces, within our district-scale land package. We are committed to managing all business activities in a safe, environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.  We encourage you to connect with us on  X (formerly Twitter) at @Avino_ASM and on LinkedIn at Avino Silver & Gold Mines. To view the Avino Mine VRIFY tour, please click here.

October 27, 2023 - Avino Silver & Gold Mines Ltd. – News Release

Avino Announces Secondary Offering

On Behalf of the Board

“David Wolfin”

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

CONTACT INFORMATION:

Avino Silver & Gold Mines Ltd.

900 - 570 Granville Street

Vancouver, British Columbia V6C 3P1

Investor Relations

E-mail:  ir@avino.com

Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the expected closing of the Secondary Offering. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, Coeur’s and our ability to satisfy the conditions to closing of the Secondary Offering, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance, or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; financing needs; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.